Mail Stop 4561

November 19, 2008

VIA USMAIL and FAX (407) 540-2648

Ms. Tammie A. Quinlan
Executive Vice President and Chief Financial Officer
CNL Income Properties, Inc.
450 South Orange Avenue
Orlando, Florida 32801

> **Re:     CNL Income Properties, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 18, 2008**
> **File No. 000-51288**

Dear Ms. Tammie A. Quinlan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Note 2 – Significant Accounting Policies, page 65

1.      We note your disclosure on page 86 regarding contingent consideration totaling
approximately $24 million related to certain acquisitions.  Please clarify the
portion of these payments, if any, expected to be accounted for as compensation
based on the guidance of EITF 95-8 and SFAS 141.

Note 3 – Real Estate Investment Properties, page 71

2.      We note that you completed acquisitions totaling approximately $1.2 billion
during 2007 and based on disclosures within various Form 8-K filings, it appears
that several were significant.  Please confirm that in future filings you will
provide a description of the significant acquisitions completed during the year,
including purchase price.  Refer to paragraphs 51-53 of SFAS 141.

Note 6 – Investment in Unconsolidated Entities

Summarized Balance Sheet Data, page 76

3.      We note the difficulties experienced by the Wolf Partnership as disclosed on page
37 and the fact that you did not receive distributions during 2007 from the
venture.  Similarly, we note your discussion on page 47 of the difficulties that
your Intrawest Venture is having due to rent collection issues and further note
from the information on page 100 related to CNL Village Retail Partnership,
which appears to be your Intrawest Venture, that they recorded a significant
allowance for doubtful accounts related to their rents receivable as of December
31, 2007.  We note your impairment policy described on page 66 related to these
investments. Please clarify how these developments were taken into account in
your impairment analysis relative to these ventures and your determination that
their respective fair values exceeded their respective carrying amounts.

Note 13 – Mortgages and Other Notes Payable, page 82

4.      We note that your Form 8-K dated April 6, 2007 and filed on June 18, 2007
included pro forma adjustments to reflect a $156 million in financing from third
party lenders that you had a commitment for. Please tell us how this financing is
reflected in your financial statements.  To the extent that you did not enter into
these financing arrangements, please clarify how you financed the acquisition and
the consideration given to disclosing the change.

Certifications

5.      We note that your certifications were not filed in the exact form as outlined in
        Item 601(B)(31)(i) of Regulation S-K.   Some of the discrepancies include
        replacing the language "most recent fiscal quarter (the registrant's fourth fiscal
        quarter in the case of an annual report)" with "fourth fiscal quarter" in paragraph
        4(d) and deleting the language "(or persons performing the equivalent functions)"
        in the introductory language in paragraph 5.  Similarly we note that your
        certifications filed in conjunction with your June 30, 2008 and September 30,
        2008 10-Qs includes discrepancies such as replacing the word "report" with the
        words "quarterly report" in paragraphs 2, 3, 4(a) and 4(c) and deleting the
        language "(the registrant's fourth fiscal quarter in the case of an annual report)" in
        paragraph 4(d).  Please confirm that future filings will include certifications in the
        exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

FORM 10-Q FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

Financial Statements and Notes

Condensed Consolidated Statements of Cash Flows, page 4

6.      Please tell us what consideration you gave to presenting the components of cash
        provided by operating activities on the face of the statement or in the notes as
        discussed in paragraph 30 of SFAS 95.

Note 15 – Subsequent Events, page 19

7.      We note the discussion regarding EAGLE Golf including your agreement to defer
        rent owed through December 31, 2008 in order to provide them with working
        capital.  Please tell us how these circumstances have impacted your valuation of
        assets related to this tenant and other tenants, given the current environment and
        the fact that your properties are primarily related to leisure activities which may
        be more sensitive to economic trends.

***

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response.  You may wish to
provide us with marked copies of the amendment to expedite our review.  Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information.  Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

Tammie Quinlan
CNL Income Properties, Inc.
November 19, 2008
Page 4

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3498 if you have questions.

Sincerely,


Linda Van Doorn
Senior Assistant Chief Accountant